UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15b-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

April 2011

Date of Report (Date of Earliest Event Reported)

Embotelladora Andina S.A.

(Exact name of registrant as specified in its charter)

Andina Bottling Company, Inc.

(Translation of Registrant´s name into English)

Avda. El Golf 40, Piso 4

Las Condes

Santiago, Chile

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐  No ☒

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐  No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form 6-K is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes ☐  No ☒

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Santiago, Chile.

EMBOTELLADORA ANDINA S.A.
	By:	/s/ Jaime Cohen
Name: Jaime Cohen
Title: Chief Legal Officer

Santiago, April 29th 2011

MATERIAL EVENT

CORPORATE NAME	:	EMBOTELLADORA ANDINA S.A.

SECURITIES REGISTRY	:	00124

TAXPAYER I.D.	:	91.144.000-8

The following material or relevant event is reported by virtue of the stipulations in Articles 9 and 10 clause 2 of Law 18,045, and the provisions of Section II of General Rule N° 30 of the Chilean Superintendence of Securities and Insurance:

The following resolutions, among others, were adopted at the Annual General Shareholders’ Meeting of Embotelladora Andina S.A., held April 27, 2011:

1)              Distribution of Final Dividend N° 175, on account of income of the fiscal year ending December 31, 2010.

a)  Ch$13.44 per each Series A Shares and;

b)  Ch$14.784 per each Series B Shares.

These dividends will be available to Shareholders beginning May 12, 2011. The Shareholders’ Registry will close on May 6, 2011.

2)              Distribution of Additional Dividend N° 176, on account of the Retained Earnings Fund.

a)  Ch$50 per each Series A Shares and;

b)  Ch$55 per each Series B Shares.

These dividends will be available to Shareholders beginning July 26, 2011. The Shareholders’ Registry will close on July 20, 2011.

Santiago, April 27, 2011.

Jaime Cohen A.

Chief Legal Officer

Embotelladora Andina S.A.